Stradley Ronon Stevens & Young, LLP

1250 Connecticut Avenue, N.W., Suite 500

Washington, D.C. 20036

Telephone  202-822-9611

Fax  202-822-0140

www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

August 1, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Brion Thompson, Esq.

Re:	Bridgeway Funds, Inc.
File Nos. 33-72416 and 811-08200

Dear Mr. Thompson:

On behalf of Bridgeway Funds, Inc. (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you via telephone on July 14, 2011, with regard to Post-Effective Amendment No. 38 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 31, 2011, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), to register the shares of a new series, the Omni Small-Cap Value Fund (the “Fund”).  A reference to a specific “Item” requirement is to the requirements of Form N-1A.

Below we have provided your comments and the Registrant’s response to each comment.  Where applicable, these responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Brion Thompson, Esq.
U.S. Securities and Exchange Commission
August 1, 2011

1.	Comment: In your response letter, please include the standard Tandy Representation.

Response: Registrant has included the standard Tandy Representation on the first page of this response letter.

2.	Comment: Please include the exchange ticker symbol of the Fund on the front cover page of the prospectus in response to Item 1(a)(2).

Response: At the time the Amendment was filed, Registrant had not yet obtained the ticker symbol for the Fund.  However, it has done so since the filing of the Amendment and the ticker symbol (i.e., BOSVX) will be included as requested.

3.	Comment: In the Fees and Expenses Table, please indicate in the footnote that the expense limitation will extend for one year from the effective date of the prospectus.

Response: The relevant portion of the footnote states, “The expense limitation cannot be changed or eliminated without shareholder approval.”  Item 3 Instruction 3(e) states that if the expense limitation agreement is effective for at least one year from the date of the prospectus, to disclose, among other things, the period for which the agreement is expected to continue.

The expense limitation for the Fund is included within the Fund’s investment advisory agreement.  As such, the expense limitation cannot be changed without shareholder approval and Registrant expects that the expense limitation will continue in perpetuity (unless shareholders vote to approve any change to it).  Therefore, Registrant believes that the disclosure is accurate as written as it discloses the period for which the agreement is expected to continue (i.e., until changed or eliminated by shareholders).

4.
Comment: In the Purchase and Sale of Fund Shares section, please only include the information required by Item 6 (e.g., any minimum dollar amount requirement).  General Instruction 3 provides that a fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required.

Response: The relevant portion of the Purchase and Sale of Fund Shares section states that, “All investments are subject to approval by the Adviser.  The Fund is generally available for investment only by institutional clients, clients of approved registered investment advisors, clients of financial institutions and a limited number of certain other investors as approved by the Adviser.”  Item 6(a) requires that a fund must disclose the “minimum initial or subsequent investment requirements.”  Item 6 does not specifically require disclosure of a minimum dollar amount.  As such, Registrant interprets the term “minimum investment requirements” to include a minimum dollar amount, as well as other minimum investment requirements, such as eligibility.

Mr. Brion Thompson, Esq.
U.S. Securities and Exchange Commission
August 1, 2011

The Fund does not require a minimum dollar amount for initial or subsequent investment.  Therefore, Registrant believes that the disclosure is accurate as written as it discloses the only minimum investment requirement for the Fund (i.e., the Fund is limited to only certain investors as approved by the Adviser).  Nevertheless, for clarity, Registrant has moved the first sentence of the section to the back half of the prospectus and has also included the following sentence to the Purchase and Sale of Fund Shares section in response to the staff’s comment, “There is no minimum dollar amount required to invest in the Fund.”

5.
Comment:  The following sentence should be revised to better reflect plain English: “Use of the term ‘omni’ in the name refers to the fact that the Fund intends to provide risk and return characteristics similar to investing in the asset class of small-cap value stocks.”   Please also add the revised sentence to the Item 4 required disclosure.

Response: Registrant has revised the sentence to now read: “Use of the term ‘omni’ in the name refers to the fact that the Fund intends to invest in a broad and diverse group of small-cap value stocks that approximately reflect the risk and return of all small-cap value stocks as a whole.”  Registrant has also added the sentence to the Item 4 required disclosure.

*  *  *
 Please do not hesitate to contact me at (202) 419-8402, or, in my absence, Prufesh R. Modhera at (202) 419-8417, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J, Zimmerman, Esq.

cc:           Michael Mulcahy
Tammira Philippe
Debbie Hanna
Prufesh R. Modhera, Esq.